SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015971

June 21, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published June 18, 2010.

Best regards,

Skanska AB


Marianne Bergström

Published	Item	Document name	Required by
June 18, 2010	Press Release	Skanska to remodel Salén Building in central Stockholm for SEK 325 M	law and by the listing agreement with Stockholm Stock Exchange
June 18, 2010	Press Release	Skanska to build Statoil's new office in Oslo – assignment for IT Fornebu totals NOK 1.3 billion, approximately SEK 1.6 billion	law and by the listing agreement with Stockholm Stock Exchange

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File Number 82-34932

SKANSKA

Press release

June 18, 2010
1:00 p.m.

Skanska to build Statoil's new office in Oslo – assignment for IT Fornebu totals NOK 1.3 billion, approximately SEK 1.6 billion

Skanska has been commissioned to build an office in Oslo. The contract amount is NOK 1.3 billion, approximately SEK 1.6 billion, which will be included in order bookings for the second quarter of 2010.

The customer is the Norwegian company IT Fornebu, which is developing the former airport area, Fornebu, in western Oslo. The new building will be the office of the Norwegian energy company Statoil.

The contract pertains to an office building with five connected nine floor buildings. The project comprises a total of 66,800 square meters.

"Naturally, we are pleased to be entrusted with this major and key project. It will contribute strongly to our order bookings and I am convinced that the owner and tenants will benefit from the modern and functional premises," says Petter Eiken, President of Skanska Norway.

Skanska will participate in the design process, which will commence immediately. Construction will start in January 2011 and the project is scheduled for completion in September 2012.

Skanska will implement the project under its Green Workplace concept, which is Skanska Norway's own initiative for environmental labeling of construction sites. The aim is to reduce energy consumption for such items as lighting and heating. The concept also imposes requirements on vehicles and chemical products.

Skanska Norway focuses on construction and civil engineering operations. The unit has approximately 4,100 employees. In 2009, Skanska Norway reported revenue of about SEK 11 billion. In Norway, Skanska is also active in the development of housing projects and public-private partnerships.

For further information, please contact:

Geir Linge, Communications Manager, Skanska Norway, Tel: +47 92 25 11 25
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release

June 18, 2010
08:30 a.m. CET

Skanska to remodel Salén Building in central Stockholm for SEK 325 M

Skanska has been contracted by AMF Pension to remodel Salén Building in central Stockholm and convert it into a modern shopping center with shops, restaurants and facilities. The contract amounts to SEK 325 M and will be included in second-quarter order bookings.

"Together with Skanska we will develop this prime city location into one of Stockholm's leading shopping centers. We have worked together successfully on many occasions in the past and we also value the fact that Skanska will conduct the project in an environmentally sound manner," says Sune Eriksson, Project Manager, at the AMF real estate company, AMF Fastigheter.

The project will comprise five new entries to the Salén Building as well as refurbishment of the façades and three levels of shopping space for some 60 shops.

Work has already commenced and the new shopping center is scheduled for completion in September 2011.

During the remodeling of the existing property, noisy construction work will be performed during night hours to minimize disruption for the remaining tenants.

Skanska will implement the project under its Green Workplace concept, which is Skanska Sweden's own initiative for environmental labeling of construction sites. The aim is to reduce energy consumption for such items as lighting and heating. The concept also imposes requirements on vehicles and chemical products.

Skanska is one of Sweden's largest construction companies, with operations in building and civil engineering construction as well as development of residential and commercial projects. In Sweden, the company has about 10,000 employees and revenue relating to construction operations amounted to about SEK 25 billion in 2009. The Residential Development unit sold about 1,000 new homes in 2009. Skanska is also active in the development of public-private partnership projects, PPP.

For further information, please contact:
Lars Carlsson, Regional Developer, Skanska Sweden, tel: +46 10 448 02 14
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.